PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6981)

March 11, 2011

Mark P. Shuman

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:   DigitalTown, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 16, 2011

File No. 333-171402

Dear Mr. Shuman:

This letter is in response to your comment letter dated March 4, 2011, with regard to the amendment to the Form S-1 filing of DigitalTown, Inc., a Minnesota corporation (“DigitalTown” or the "Company") filed on February 16, 2011.

General

1.

The Company has added clarification that the floor price restriction only applies to the five day period prior to closing.  Please note that there is no sale of shares outside of any trading period.  The 4.99% ownership provision in Section 7.2(g) and the provision in Section 2.1(b) of the Drawdown Equity Financing Facility does not impact the price which the Company can put shares to the investor.

2.

We believe that Auctus may in the future fund equity line transactions with other publicly traded companies.  As we understand it some of these are effective and some are in registration review.  Of the transactions that are effective, and assuming that the applicable provisions are similar to DigitalTown’s, the management at these companies has the discretion to put shares to Auctus.  However, the frequency and certainty of these requests is not public information.  We believe that Auctus has the capacity to finance drawdown requests from several companies in close proximity, if that event ever materializes.  However, since these variables are not in DigitalTown’s control, we have added a risk factor to that extent.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Mr. Mark. P. Shuman

Division of Corporation Finance

Securities and Exchange Commission

March 11, 2011

We have been informed that Auctus has three equity line transactions effective and three equity line transactions currently in registration review.  Auctus has informed us that one of the companies has not filed the final prospectus on Form 424b for its effective registration statement.  The other two effective registration statements have a stated amount of ‘up to $10 million dollars’ each.  We do not know if the management at any of these companies intends to raise funds now or in the future, what the size or frequency of each put request would be, if floors will be used to restrict the amount of shares sold, or if the equity line will ultimately be cancelled or expires before the entire amount of shares are put to Auctus.  These are variables outside of our control.

Although the aggregate dollar value of the commitments by Auctus could be up to $50 million dollars once every transaction is declared effective, this amount is spread over a multi-year period, and each drawdown amount is structured within certain parameters as defined in each separate agreement.  The aggregate amount of shares registered on behalf of Auctus, based on prevailing market prices, indicates a much smaller aggregate commitment amount, which may or may not ultimately be invested in each company.  We believe that if each company that is able to utilize their equity line facility actively puts shares to Auctus on a recurring basis, then the range of potential investments will be predicated on the prevailing volume and price of each company’s shares.  At any given time under these arrangements, therefore, based on discussions with Auctus, we estimate that Auctus most likely would need to provide between $75,000 and $150,000 in the aggregate to these companies after each five day trading period to close out each put request.  We have been informed by Auctus that they have the financial capability to meet those parameters.

Calculation of Registration Fee

3.

The Company and counsel reviewed the Securities Act Sections Compliance and Disclosure Interpretations relevant to Rule 416.  The Company has removed reference to this Rule in the registration fee section.  The Company has included language to indicate that the amount being registered is a good faith estimate of the Company.  If additional shares are required to be registered in the future, the Company will consider a new registration statement under Rule 462(b).

Cover Page

4.

A disclosure has been added to the cover page indicating the number of shares that may be sold, ignoring certain provisions of the Agreement.

Risk Factors

The issuance of shares pursuant to the Drawdown Agreement…, page 6

Mr. Mark. P. Shuman

Division of Corporation Finance

Securities and Exchange Commission

March 11, 2011

5.

This table has been expanded to show aggregate shares issuable assuming a drop or increase in share pricing equal to 50% and 75% of current market price.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Digitaltown in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs